Point of Care Nano-Technology, Inc.

109 Ambersweet Way

Davenport, FL 33897

December 2, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett
Jeanne Baker
Dillon Hagius
Ada D. Sarmento

Re:	Point of Care Nano-Technology, Inc.
Registration Statement on Form 10-12G
Filed October 15, 2021
File No. 000-56356

Ladies and Gentlemen:

We hereby submit the responses of Point of Care Nano-Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 10, 2021, providing the Staff’s comments with respect to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting to the Commission its Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) via EDGAR.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form10-12G Filed October 15, 2021

Item 1. Business

Overview

Historical Development, page 3

1.	We note your disclosure here that the company and Dr. Guirguis have entered into an assignment and assumption agreement pursuant to which the company has agreed to form a subsidiary, transfer all of the outstanding debts of the company and the License Agreement with Lamina Equities Corporation to such subsidiary and then transfer ownership of such subsidiary to Dr. Guirguis. Please revise to specifically disclose all of the assets and liabilities that will be transferred, whether any assets or liabilities will be retained by the company and when you expect this transaction to close.

Response: We have added some clarifying discussion on page 3 of the Amendment No. 1 to indicate the nature of the liabilities that may be transferred to the subsidiary and to explain that the transaction, which was supposed to have been completed by October 1, 2021, is now terminable at our option and may never close.

Item 1A. Risk Factors, page 6

2.	Please expand your risk factor discussion to disclose any risks related to the custodianship proceedings in Nevada and the intended transfer of the assets and liabilities of the company to a subsidiary that will eventually be wholly-owned by Dr. Guirguis.

Response: We have added the requested risk factors to Amendment No. 1.

Our President and CEO has a no common stock equity interest and a 100% preferred stock equity interest in the Company. . . ., page 8

3.	Please revise this risk factor to clarify that Mr. Devito controls 80% of the voting power of the company. We note your disclosure to this effect on page 4.

Response: We have revised the disclosure relating to Mr. DeVito’s ownership in Amendment No. 1, as requested.

Item 3. Properties, page 14

4.	We note your disclosure that the company does not own or rent any properties. Please revise to disclose how you are able to use your principal executive office location. If the office location is being provided free of charge, please disclose that as well as who is providing the location.

Response: We have revised this disclosure in Amendment No. 1, as requested.

Item 5. Directors and Executive Officers, page 14

5.	Please revise your disclosure to provide all of Mr. DeVito’s principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also disclose any other directorships held by Mr. DeVito during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940 and the names of all such companies. Refer to Item 401(e) of Regulation S-K for guidance.

Response: We have revised this disclosure in Amendment No. 1, as requested.

Item 10. Recent Sales of Unregistered Securities, page 17

6.	We note your disclosure that, on August 2, 2021, you issued 1,000 restricted shares of Series A non-convertible preferred stock to Mr. DeVito in exchange for services rendered to the company by Mr. DeVito. Please specify the nature of the services rendered to the company, indicate which exemption from registration you claimed, and state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K for guidance. Please also disclose these shares in Item 6. Executive Compensation or tell us why you don’t believe it’s required.

Response: We have added the requested disclosure in Amendment No. 1 related to this item.

General

7.	Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Exchange Act Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: We understand the nature of the Exchange Act reporting requirements once the Registration Statement becomes effective and we do not wish to withdraw our Form 10. In support of our future filing requirements under the Exchange Act, we have included in Amendment No. 1 our interim financial statements (unaudited) for the fiscal quarter ended October 31, 2021. We intend to comply with the Exchange Act reporting requirements on an ongoing basis once our Form 10 becomes effective.

8.	It appears from your current disclosure that you may be a “blank check” company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company currently has no business activities and that the company intends to transfer ownership of its assets and liabilities to Dr. Guirguis and pursue potential new business opportunities in the life sciences industry. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. It appears that you may also be a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.

Response: We believe that, at this time, we are not a “blank check” company. We have added disclosure in Amendment No. 1 to this effect and we have explained what the implications would be if we were deemed to be a blank check company. We agree with the Staff’s thinking that we are a shell company and we have added the referenced disclosure in Amendment No. 1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (732) 723-7395 or Paul Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

Point of Care Nano-Technology, Inc.

By:	/s/ Nicholas Devito
Nicholas DeVito
Chief Executive Officer

cc: Paul Levites, Esq.

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